March 13, 2020

Ms. Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Cognios Large Cap Value Fund and Cognios Market Neutral Large Cap Fund (the “Funds”), each a series of M3Sixty Funds Trust (the “Trust”) (File Nos. 333-206491 and 811-23089)

Dear Ms. O’Neal Johnson:

This letter provides the Trust’s responses to the comments you provided on Monday, March 9, 2020 as it relates to the preliminary proxy statement filed on behalf of the Funds on Tuesday, February 25, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please attach the proxy card to the definitive proxy statement for the staff’s review.

Response:

The Trust will submit the proxy card with the definitive proxy statement and not commence the solicitation until the staff has reviewed the proxy card.

2.

Comment:

In addition to Proposal 2, which asks for shareholder approval of the new expense limitation agreement (the “New ELA”), please include a third proposal relating to the recoupment of previously waived fees and reimbursed expenses under New ELA.

Response:

The Trust has added Proposal 3.

3.	Comment: Please confirm that the new investment adviser will not seek to recover the cost of the solicitation under the New ELA.

Response:

The Trust confirms that the new investment adviser will pay for the solicitation and will not seek recoupment of the solicitation-related expenses under New ELA.

Question & Answer

4.	Comment: Please provide an estimate of the expected solicitation costs in the Question & Answer (“Q&A”) section.

Response:

The Trust has added the estimated costs to the Question & Answer section.

5.	Comment: Also in the Q&A section, briefly note the differences between the new and old investment advisory agreements and the new and old expense limitation agreements.

Response:

The Trust has added a summary of the differences to these agreements.

Proxy Statement

6.	Comment: For Proposal 1, in the fifth bullet point under the subsection Comparison of the Advisory

Agreements and New Advisory Agreements – Differences Between the Agreements, you note that the new investment advisory agreement (the “New Advisory Agreement”) does not include a “strategic development” clause. Please briefly summarize how the removal of this clause affects shareholder.

Response:

We have added a brief statement noting that the deletion of this clause does not impact the management of the Funds and, therefore, should have no impact on shareholders.

7.

Comment:

For Proposal 1, in the final paragraph under the subsection Evaluation by the Board of Trustees, you note that the New Adviser’s new trading process will slightly increase transaction costs for the Funds. Please confirm that this increase in transaction costs will not impact either Funds’ fee table.

Response:

We confirm that the increase in transaction costs will not impact either Funds’ fee table.

8.

Comment:

For Proposal 2, in the opening paragraph you note that waived fees and reimbursed expenses may be recovered within three fiscal years of when the waiver or reimbursement occurs. Later in the proposal, you state that the recoupment period is three years from the date of the waiver or reimbursement, which is consistent with the New ELA. Please update the introductory paragraph to state the correct recoupment period.

Response:

We have made the requested change.

9.	Comment: Also for Proposal 2 and the new Proposal 3, please state what happens if shareholders do not approve the new ELA or the recoupment request.

Response:

The Trust has added disclosure addressing what happens if Proposals 2 and 3 are not approved by shareholders.

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Please contact me at (509) 279-8202 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Practus LLP

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